GLOBAL FOOD TECHNOLOGIES, INC.
113 Court Street
Hanford, California 93230

February 25, 2010

VIA EDGAR AND FAX (202) 772-9349

Jeff Jaramillo
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Food Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008, Filed February 27, 2009, File No. 000-31385

Dear Mr. Jaramillo:

This letter is in response to your letter dated December 9, 2009, regarding the above-referenced filing by Global Food Technologies, Inc. (the “Company”).  For each item below, please find your original comment listed first, followed by the Company’s response.

1.           Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control Over Financial Reporting, page 28

Comment:
We note your response to our prior comment 1.  In this regard, please note that the Item 308T of Regulation S-K is a separate requirement from that of Item 307 of Regulation S-K.  Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures, and Item 308T of Regulation S-K requires you to provide management’s annual report on internal control over financial reporting that includes management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  Since you did not provide a statement as to whether or not internal control over financial reporting is effective in management’s annual report on internal control over financial reporting as required by Item 308T of Regulation S-K, as previously requested, please amend your Form 10-K to revise your management’s annual report on internal control over financial reporting to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2008.

Response:
As noted in our prior response letter dated November 25, 2009, we believe the entirety of the disclosure set forth in Item 9A substantially complies with the substance of the applicable disclosure requirements.  However, we respect the Staff’s suggestion that, in the Management’s Annual Report on Internal Control Over Financial Reporting subsection, we should explicitly set forth management’s assessment as to whether or not internal control over financial reporting is effective.  Therefore, we shall file an amended Form 10-K stating management’s assessment that such internal control over financial reporting was not effective during the applicable period, along with our previous disclosure about the issue identified by management regarding our internal control over financial reporting.

2.           Report of Independent Registered Public Accounting Firm, page 45 and 46

Comment:
We note from your responses to our prior comment 2 that the predecessor auditor did audit the statement of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006, and the reason that the predecessor auditor did not include the statement of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006 in their audit opinion was due to an oversight. Please amend your Form 10-K for the fiscal year ended December 31, 2008 to include an audit opinion from your predecessor auditors that covers the statement of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006.

Response:
As noted in our previous response, our prior independent auditors’ opinion for the Form 10-K for fiscal year 2007 did have the statement of stockholders’ equity covered for such period; they did audit it and apparently the omission in the opinion submitted for our fiscal year 2008 Form 10-K was an oversight.

Therefore, we have been in contact with our former auditors and they have agreed to provide an audit opinion that specifically covers the statement of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006.  We will file an amendment to our Form 10-K to include this audit report.

We plan to have the amendment to our Form 10-K filed to address both of the issues set forth above no later than March 1, 2010.

Please do not hesitate to contact us if you have any additional questions or comments regarding the Company’s responses to your inquiries.

Sincerely,

By:	/s/ Marshall F. Sparks
Marshall F. Sparks
Chief Financial Officer